                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 5)


                           Select Comfort Corporation
                           --------------------------
                                (Name of Issuer)



                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)



                                   81616X 10 3
                                   -----------
                                 (CUSIP Number)


                                Bruce A. Backberg
                              Senior Vice President
                          The St. Paul Companies, Inc.
                              385 Washington Street
                            St. Paul, Minnesota 55102
                                 (651) 310-7916
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)




                                  June 6, 2001
                                  ------------
             (Date of Event Which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

---------------------                                            --------------
CUSIP NO. 81616X 10 3               SCHEDULE 13D                  Page 2 of 11
---------------------                                            --------------

-------------------------------------------------------------------------------------------------------------------
             1               NAMES OF REPORTING PERSONS
                             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                             The St. Paul Companies, Inc.

-------------------------------------------------------------------------------------------------------------------
             2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                             Not Applicable                      (a)  /  /

                                                                 (b) /  /
-------------------------------------------------------------------------------------------------------------------
             3               SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
             4               SOURCE OF FUNDS
                             WC
-------------------------------------------------------------------------------------------------------------------
             5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR
                             2(e)  /  /

-------------------------------------------------------------------------------------------------------------------
             6               CITIZENSHIP OR PLACE OF ORGANIZATION
                             Minnesota corporation
-------------------------------------------------------------------------------------------------------------------
                                       7            SOLE VOTING POWER
         NUMBER OF                                           0
          SHARES          -----------------------------------------------------------------------------------------
       BENEFICIALLY                    8            SHARED VOTING POWER
         OWNED BY                                            12,760,792 (see Items 5 and 6)*
           EACH           -----------------------------------------------------------------------------------------
         REPORTING                     9            SOLE DISPOSITIVE POWER
          PERSON                                             0
           WITH
                          -----------------------------------------------------------------------------------------
                                      10            SHARED DISPOSITIVE POWER
                                                             12,760,792 (see Items 5 and 6)*
-------------------------------------------------------------------------------------------------------------------
            11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             12,760,792 (see Items 5 and 6)*
-------------------------------------------------------------------------------------------------------------------
            12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES  /  /
                             Not Applicable

-------------------------------------------------------------------------------------------------------------------
            13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                             51.6%*
-------------------------------------------------------------------------------------------------------------------
            14               TYPE OF REPORTING PERSON
                             HC, IC and CO
-------------------------------------------------------------------------------------------------------------------

* Does not include additional shares that may be deemed beneficially owned by the Reporting Person as a result of the voting agreement described in Item 6.

----------------------                                         ----------------
CUSIP NO. 81616X 10 3              SCHEDULE 13D                   Page 3 of 11
----------------------                                         ----------------

-------------------------------------------------------------------------------------------------------------------
          1               NAMES OF REPORTING PERSONS
                          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                          St. Paul Fire and Marine Insurance Company

-------------------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                          Not Applicable                      (a)  /  /

                                                              (b)  /  /
-------------------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS

-------------------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED  PURSUANT TO ITEMS 2(d) OR
                          2(e)  /  /

-------------------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION
                          Minnesota corporation

-------------------------------------------------------------------------------------------------------------------
                                    7            SOLE VOTING POWER
      NUMBER OF                                           0
       SHARES             -----------------------------------------------------------------------------------------
    BENEFICIALLY                    8            SHARED VOTING POWER
      OWNED BY                                            12,760,517 (see Items 5 and 6)*
        EACH
      REPORTING           -----------------------------------------------------------------------------------------
      REPORTING                     9            SOLE DISPOSITIVE POWER
        WITH                                              0
                          -----------------------------------------------------------------------------------------
                                   10            SHARED DISPOSITIVE POWER
                                                          12,760,517 (see Items 5 and 6)*
-------------------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          12,760,517 (see Items 5 and 6)*
-------------------------------------------------------------------------------------------------------------------
         12               CHECK BOX If THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES  /  /
                          Not Applicable

-------------------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                          51.6%*
-------------------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON
                          IC and CO
-------------------------------------------------------------------------------------------------------------------

* Does not include additional shares that may be deemed beneficially owned by the Reporting Person as a result of the voting agreement described in Item 6.

         This Amendment No. 5 to Schedule 13D hereby amends and supplements a
Schedule 13D dated March 17, 2000 (the "Original Statement"), as amended by Amendment No. 1 dated May 19, 2000 ("Amendment No. 1"), Amendment No. 2 dated September 8, 2000 ("Amendment No. 2"), Amendment No. 3 dated November 15, 2000 ("Amendment No. 3") and Amendment No. 4 dated May 1, 2001 ("Amendment No. 4"), filed by and on behalf of The St. Paul Companies, Inc. ("The St. Paul") and St. Paul Fire and Marine Insurance Company ("F&M") with respect to the common stock, par value $.01 per share (the "Common Stock") of Select Comfort Corporation, a Minnesota corporation ("Select Comfort"). The St. Paul and F&M are sometimes collectively referred to herein as the "Reporting Persons."

         Except as set forth below, there are no changes to the information in the Original Statement, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4. All terms used, but not defined, in this Amendment No. 5 are as defined in the Original Statement. The summary descriptions contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On June 6, 2001, St. Paul Venture Capital VI, LLC ("SPVC VI"), a subsidiary of each of the Reporting Persons, purchased a $4,100,000 senior secured convertible note of Select Comfort (the "Note") and a warrant to purchase 1,640,000 shares of Common Stock (the "Warrant"), which are described in Item 6. SPVC VI purchased the Note and the Warrant by delivering $2,084,000 in cash and by converting in full the principal and accrued interest on the demand note dated May 1, 2001 in the principal amount of $2,000,000. Corporate funds of SPVC VI were used to purchase the Note and the Warrant. No funds used to purchase the Note and the Warrant were borrowed.

ITEM 4.    PURPOSE OF TRANSACTION.

         See Item 3 entitled "Source and Amount of Funds or Other Consideration" above for a description of the transaction being reported in this Amendment to
Schedule 13D.

         The Reporting Persons or their affiliates may from time to time purchase shares of Common Stock, either in brokerage transactions, in the over-the-counter market or in privately negotiated transactions. Any decision to increase their holdings in Select Comfort will depend, however, on numerous factors, including without limitation the price of the shares of Common Stock, the terms and conditions relating to their purchase and sale and the prospects and profitability of Select Comfort, and general economic conditions and stock and money market conditions. At any time, the Reporting Persons may also determine to dispose of some or all of the Common Stock, depending on various similar considerations.

         Except as otherwise provided in this Item 4 and other than as to matters that Patrick A. Hopf, as Chairman of the Board of Select Comfort, may consider and discuss with other Select Comfort officers and board members from time to time, none of the Reporting Persons or any of their affiliates has any present plans or proposals which relate to or would result in:

         o the acquisition by any person of additional securities of Select Comfort or the disposition of securities of Select Comfort;

         o an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Select Comfort;

         o        a sale or transfer of a material amount of assets of Select
                  Comfort;

         o any change in the present board of directors or management of Select Comfort, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         o any material change in the present capitalization or dividend policy of Select Comfort;

         o any other material change in Select Comfort's business or corporate structure;

         o changes in Select Comfort's certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Select Comfort by any person;

         o causing a class of securities of Select Comfort to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         o a class of equity securities of Select Comfort becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or

         o        any action similar to any of those listed above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

(a) 1. Amount beneficially owned: As of June 6, 2001, The St. Paul and F&M may be deemed to have owned beneficially 12,760,792 shares of Common Stock of Select Comfort and 12,760,517 shares of Common Stock of Select Comfort, respectively. F&M is a wholly owned subsidiary of The St. Paul. F&M is the 99% owner of St. Paul Venture Capital IV, LLC ("SPVC IV"), St. Paul Venture Capital V, LLC ("SPVC V") and SPVC VI. The St. Paul is the 77% owner of St. Paul Venture Capital, Inc. ("SPVC"), the manager of St. Paul Venture Capital Affiliates Fund I, LLC ("SPVC Affiliates"). F&M is the record owner of 4,806,022 shares of Common Stock and 59,769 shares of Common Stock issuable upon exercise of outstanding warrants which are exercisable within 60 days. F&M also beneficially owns, through its 99% ownership interest in SPVC IV, 321,017 shares of Common Stock and 11,898 shares of Common Stock issuable upon exercise of outstanding warrants and options which are exercisable within 60 days. In addition, F&M beneficially owns, through its 99% ownership interest in SPVC V, 955,900 shares of Common Stock, 138,639 shares of Common Stock issuable upon exercise of outstanding options, and 727,272 shares of Common Stock issuable upon conversion of a five-year convertible debenture, all of which are exercisable or convertible within 60 days. Furthermore, F&M beneficially owns, through its 99% ownership interest in SPVC VI, 1,640,000 shares of Common Stock issuable upon exercise of outstanding warrants, and 4,100,000 shares of Common Stock issuable upon conversion of the Note, all of which are exercisable or convertible within 60 days. The St. Paul beneficially owns, through its 77% ownership interest in SPVC, the manager of SPVC Affiliates, 275 shares of Common Stock. By virtue of the affiliate relationships among The St. Paul, F&M, SPVC IV, SPVC V, and SPVC Affiliates, The St. Paul may be deemed to own beneficially 12,760,792 shares described in this Schedule 13D. By virtue of the affiliate relationships among The St. Paul, F&M, SPVC IV, and SPVC V, F&M may be deemed to own beneficially 12,760,517 shares described in this Schedule 13D. Hence, each The St. Paul and F&M may be deemed to beneficially own 12,760,792 shares of the Common Stock of Select Comfort and 12,760,517 shares of Common Stock of Select Comfort, respectively. The amount beneficially owned by the Reporting Persons in this Item does not include additional shares that may be deemed beneficially owned by the Reporting Persons as a result of the voting agreement described in Item 6.

                  2. Percent of class: The St. Paul: 51.6% and F&M: 51.6%. The foregoing percentages are calculated based on the 18,055,633 shares of Common Stock reported to be outstanding by Select Comfort on its most recently filed quarterly report on Form 10-Q for the quarter ended March 31, 2001.

                  (b)      Number of shares as to which The St. Paul has:

                      (i)  Sole power to vote or to direct the vote..............................         0

                      (ii) Shared power to vote or to direct the vote............................12,760,792

                      (iii)Sole power to dispose or to direct the disposition of.................         0

                      (iv) Shared power to dispose or to direct the disposition of...............12,760,792

                  (b)      Number of shares as to which F&M has:

                      (i)  Sole power to vote or to direct the vote..............................         0

                      (ii) Shared power to vote or to direct the vote............................12,760,517

                      (iii)Sole power to dispose or to direct the disposition of.................         0

                      (iv) Shared power to dispose or to direct the disposition of...............12,760,517


         (c) Except as otherwise provided in this Amendment No. 5, neither of the Reporting Persons or their affiliates have effected any transactions in the Common Stock of Select Comfort since May 1, 2001, the date of Amendment No. 4.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The Reporting Persons hereby add the following disclosure to this Item
6:

        On June 6, 2001, SPVC VI purchased the Note and Warrant pursuant to a note purchase agreement dated as of June 1, 2001 (the "Note Purchase Agreement"). The Note issued to SPVC VI bears interest at an interest rate of 8% per year, is payable on the fifth anniversary thereof, is initially convertible into Common Stock at a rate at $1.00 per share (subject to adjustment as provided in the Note), is guarantied by Select Comfort Retail Corporation, Select Comfort Direct Corporation, Select Comfort SC Corporation, Direct Call Centers, Inc., and selectcomfort.com corporation (the "Guarantee"), each of which is a direct or indirect wholly owned subsidiary of Select Comfort (collectively, the "Subsidiaries"), is secured by substantially all of the personal and intellectual property of Select Comfort and the Subsidiaries pursuant to written security agreements (collectively, the "Security Agreements") in favor of SPVC VI, as agent for the Note holders, and is further secured by a pledge agreement in which Select Comfort Corporation pledges all of the capital stock of each Subsidiary to SPVC VI, as agent for the Note holders (the "Pledge Agreement"). The Warrant issued to SPVC VI may be exercised at any time for a period of five years and is initially exercisable at a price of $1.00 per share (subject to adjustment as provided in the Warrant). The shares of Common Stock issuable upon conversion of the Note and exercise of the Warrant have been granted certain demand and incidental registration rights pursuant to a registration rights agreement (the "Registration Rights Agreement"). The issuance of the Note and the Warrant by Select Comfort to SPVC VI and the other notes and warrants sold to other investors pursuant to the Note Purchase Agreement requires approval by Select Comfort's shareholders under rules of the National Association of Securities Dealers, Inc. To ensure approval by Select Comfort's shareholders of the issuance, SPVC VI has entered into a voting agreement with several of Select Comfort's shareholders pursuant to which these shareholders agreed to vote in favor of the issuance (the "Voting Agreement").

         A copy of the Note Purchase Agreement, the Note, the Warrant, the Guarantee, the Security Agreements, the Pledge Agreement, the Registration Rights Agreement, and the Voting Agreement are attached as exhibits to this Amendment No. 5 to Schedule 13D and are incorporated herein by this reference

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           The Reporting Persons hereby add the following exhibits to this Item
           7:

               Exhibit 1 Information concerning directors and executive officers of The St. Paul Companies, Inc. and St. Paul Fire and Marine Insurance Company

               Exhibit 2 Note Purchase Agreement dated June 1, 2001 Among Select Comfort Corporation, St. Paul Venture Capital VI, LLC and Certain Purchasers

               Exhibit 3 Senior Secured Convertible Note dated June 6, 2001 in the Principal

                              Amount of $4,100,000 issued by Select Comfort Corporation and made payable to St. Paul Venture Capital VI, LLC

               Exhibit 4 Guaranty dated June 6, 2001 by Select Comfort Retail Corporation, Select Comfort Direct Corporation, Select Comfort SC Corporation, Direct Call Centers, Inc., selectcomfort.com corporation in Favor of St. Paul Venture Capital VI, LLC, as agent for the holders of the Notes.

               Exhibit 5 Security Agreement - Parent dated June 6, 2001 in Favor of St. Paul Venture Capital VI, LLC, as agent for the holders of the Notes, by Select Comfort Corporation

               Exhibit 6 Patent and Trademark Security Agreement - Parent dated June 6, 2001 in Favor of St. Paul Venture Capital VI, LLC, as agent for the holders of the Notes by Select Comfort Retail Corporation, Select Comfort Direct Corporation, Select Comfort SC Corporation, Direct Call Centers, Inc., selectcomfort.com corporation

               Exhibit 7 Security Agreement - Subsidiaries dated June 6, 2001 in Favor of St. Paul Venture Capital VI, LLC, as agent for the holders of the Notes, by Select Comfort Retail Corporation and Select Comfort Direct Corporation

               Exhibit 8 Pledge Agreement dated June 6, 2001 in Favor of St. Paul Venture Capital VI, LLC, as agent for the holders of the Notes, by Select Comfort Corporation

               Exhibit 9 Warrant dated June 6, 2001 issued by Select Comfort Corporation to St. Paul Venture Capital VI, LLC

               Exhibit 10     Registration Rights Agreement dated June 6,
                              2001 Among Select Comfort Corporation, St. Paul Venture Capital VI, LLC, Certain Purchasers and Certain Existing Shareholders and Warrantholders

               Exhibit 11 Letter Agreement dated May 1, 2001 Among St. Paul Venture Capital VI, LLC and Certain Shareholders of Select Comfort Corporation

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 7, 2001

THE ST. PAUL COMPANIES, INC.



         By:  /s/ Bruce A. Backberg
              ---------------------------------------
                  Bruce A. Backberg
         Its:     Senior Vice President



ST. PAUL FIRE AND MARINE INSURANCE COMPANY



         By: /s/ Bruce A. Backberg
             ----------------------------------------
                  Bruce A. Backberg
         Its:     Senior Vice President

                                  EXHIBIT INDEX

  EXHIBIT NO.                               DESCRIPTION                            METHOD OF FILING
  ----------                                -----------                            ----------------
       1        Information concerning directors and executive officers of The      Filed Herewith
                St. Paul Companies, Inc. and St. Paul Fire and Marine Insurance
                Company

       2        Note Purchase Agreement dated June 1, 2001 Among Select Comfort     Filed Herewith
                Corporation, St. Paul Venture Capital VI, LLC and Certain
                Purchasers

       3        Senior Secured Convertible Note dated June 6, 2001 in the           Filed Herewith
                Principal Amount of $4,100,000 issued by Select Comfort
                Corporation and made payable to St. Paul Venture Capital VI, LLC

       4        Guaranty dated June 6, 2001 by Select Comfort Retail
                Corporation, Filed Herewith Select Comfort Direct Corporation,
                Select Comfort SC Corporation, Direct Call Centers, Inc., selectcomfort.com corporation in Favor of St. Paul Venture
                Capital VI, LLC, as agent for the holders of the Notes.

       5        Security  Agreement - Parent dated June 6, 2001 in Favor of St.     Filed Herewith
                Paul Venture Capital VI, LLC, as agent for the holders of the
                Notes, by Select Comfort Corporation

       6        Patent and Trademark Security  Agreement - Parent dated June 6,     Filed Herewith
                2001 in Favor of St. Paul Venture Capital VI, LLC, as agent for the holders of the Notes by Select Comfort Retail Corporation,
                Select Comfort Direct Corporation, Select Comfort SC Corporation,
                Direct Call Centers, Inc., selectcomfort.com corporation

       7        Security  Agreement -  Subsidiaries dated June 6, 2001 in Favor of  Filed Herewith
                St. Paul Venture Capital VI, LLC, as agent for the holders of the
                Notes, by Select Comfort Retail Corporation and Select Comfort
                Direct Corporation

       8        Pledge  Agreement dated June 6, 2001 in Favor of St. Paul Venture   Filed Herewith
                Capital VI, LLC, as agent for the holders of the Notes, by Select
                Comfort Corporation

       9        Warrant dated June 6, 2001 issued by Select Comfort Corporation to  Filed Herewith
                St. Paul Venture Capital VI, LLC

       10       Registration Rights Agreement dated June 6, 2001 Among Select       Filed Herewith
                Comfort Corporation, St. Paul Venture Capital VI, LLC,

                                   Page 10 of 11


                Certain Purchasers and Certain Existing Shareholders and
                Warrantholders

       11       Letter  Agreement dated May 1, 2001 Among St. Paul Venture Capital  Filed Herewith
                VI, LLC and Certain Shareholders of Select Comfort Corporation


                                   Page 11 of 11